UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Senior Loan Agreement

On April 29, 2026, Anghami Inc., a Cayman Islands exempted company (the “Company”), entered into a senior unsecured loan agreement (the “Loan Agreement”), by and between the Company and UBC Ventures W.L.L. (the “Lender”), an affiliate of OSN Streaming Limited. Pursuant to the Loan Agreement, the Company may borrow up to US$20,000,000 in one or more advances. The Company may not reborrow amounts repaid or prepaid.

The maturity date of the Loan Agreement is April 29, 2028. On the maturity date, all amounts borrowed and any interest capitalized or accrued shall be due and payable.

Borrowings under the Loan Agreement will accrue interest at a rate per annum which is equal to the aggregate of 8% and six-month Term SOFR (or a substitute reference rate if such rate is unavailable). Interest on each advance under the Loan Agreement shall be due on the six-month anniversary of the advance. The Company may elect to capitalize interest on any advance under the Loan Agreement.

The Company may only use borrowings under the Loan Agreement for general corporate purposes and working capital requirements.

The entry into the Loan Agreement has been approved by the board of directors of the Company upon the unanimous recommendation of a special committee of the board of directors of the Company.

The foregoing description the Loan Agreement is a summary of the material terms of such agreement, it does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Senior Loan Agreement, dated April 29, 2026, by and between Anghami Inc. and UBC Ventures W.L.L.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: April 29, 2026	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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